UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                            Federal-Mogul Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    313549107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor

                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 15,2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      3,668,500

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                       3,668,500

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,668,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.2%

14       TYPE OF REPORTING PERSON*
                  PN


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



                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                        3,668,500

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                       3,668,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,668,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.2%


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



14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                        3,668,500

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                        3,668,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,668,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.2%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, no par value (the "Shares"), of Federal-Mogul Corporation, a Michigan corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 26555 Northwestern Highway, Southfield, Michigan 48034.

Item 2.  Identity and Background

         The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"),and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of (i)High River and Riverdale is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is the general partner of High River and is 100 percent owned by Carl C. Icahn.

         High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.


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



         The name, citizenship, present principal occupation or employment and business address of each member of Riverdale is set forth in this section. Each such person is a citizen of the United States of America. To the best of Registrants' knowledge, except as set forth in this section, none of the managers or executive officers of the Registrants own any shares of the Issuer.

         Carl C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         None of High River, Riverdale, Mr. Icahn, nor any manager or executive officer of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 3,668,500 Shares purchased by the Registrants was $63,651,430.21 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.  Purpose of Transaction

         Registrants acquired the Shares for investment purposes. However, they may at any time and from time to time determine to seek to contact Issuer regarding means of increasing stockholder value.

         Depending on market conditions, Registrants may determine to acquire additional Shares of Issuer at any time and from time to time in the open market or otherwise or may determine to sell Shares at any time and from time to time in the open market or otherwise.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of the business day on March 27, 2000, Registrants may be deemed to beneficially own, in the aggregate,

3,668,500 Shares, representing approximately 5.2% of the Issuer's outstanding Shares (based upon the 70,511,346 Shares stated to be outstanding as of March 13, 2000 by the Issuer in the Issuer's Form 10-K filing, filed with the Securities and Exchange Commission on March 15, 2000).

         (b) High River has sole voting power and sole dispositive power with regard to 3,668,500 Shares. Riverdale has shared voting power and shared dispositive power with regard to 3,668,500 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 3,668,500 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                           No. of Shares              Price
         Name              Date            Purchased                 Per Share
         ----              ----            ---------                 ---------

         High River        3/16/00          100,000                    $13.6211

         High River        3/15/00           96,500                    $13.7918

         High River        3/9/00            25,000                    $13.9625

         High River        3/8/00            16,600                    $13.9157

         High River        3/7/00            25,000                    $13.9250

         High River        3/2/00             5,000                    $13.9375

         High River        3/1/00            20,000                    $13.9353

         High River        2/29/00           28,000                    $13.8906

         High River        2/28/00            5,000                    $13.9375

         High River        2/25/00           63,600                    $14.3164

         High River        2/24/00          104,500                    $14.3301


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



         High River        2/23/00            4,700                    $14.5000

         High River        2/22/00           17,000                    $14.4982

         High River        2/18/00          100,000                    $14.3099

         High River        2/17/00          150,000                    $14.2755

         High River        2/16/00           80,000                    $14.6706

         High River        2/15/00          100,000                    $14.7498

         High River        2/14/00           50,000                    $14.7500

         High River        2/11/00          770,000                    $14.6623

         High River        2/10/00          200,000                    $15.1623

         High River        2/09/00          370,000                    $16.2413

         High River        2/08/00          330,000                    $17.0334

         High River        2/07/00          105,900                    $16.9390

         High River        2/04/00          100,000                    $17.0728


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member


CARL C. ICAHN

[Signature Page of Schedule 13D with respect to Federal-Mogul
Corporation]

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Federal-Mogul Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of March, 2000.

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member


CARL C. ICAHN


            [Joint Filing Agreement for Schedule 13D with respect to
                           Federal-Mogul Corporation]


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